BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2024

BROWNSTONE INVESTMENT GROUP, LLC

INDEX

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50460

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brownstone Investment Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Fifth Avenue, 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Lowey	212-905-0555	DLowey@Browntone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farkouh, Furman & Faccio, LLP
(Name – if individual, state last, first, and middle name)

460 Park Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

07/09/2009	3630
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Lowey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brownstone Investment Group LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARLY DIPIETRANTONIO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01DI0000629
MY COMMISSION EXPIRES 02/03/2027

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Brownstone Investment Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brownstone Investment Group, LLC's management. Our responsibility is to express an opinion on Brownstone Investment Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brownstone Investment Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Brownstone Investment Group, LLC's auditor since 2007.

New York, New York
February 27, 2025

460 Park Avenue, New York, NY 10022 T. 212.245.5900 F. 212.586.3240 fffcpas.com



Proud Member of AlliottGlobalAlliance™

Together as One. Farkouh, Furman & Faccio is a member of the Alliott Global Alliance of independent professional firms.

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	897,173
Securities owned, at fair value		187,940,350
Due from broker		13,292,904
Interest receivable		1,545,998
Miscellaneous receivable		308,070
Furniture, fixtures, software and equipment (less $1,388,254 of depreciation)		358,410
Prepaid expenses		476,764
Security deposits		471,566
Other assets		4,897,901
Total assets	$	210,189,136

LIABILITIES AND MEMBER'S EQUITY

Securities sold short, at fair value	$	116,228,631
Due to broker		39,964,750
Interest payable on securities sold short		534,303
Accounts payable and accrued expenses		14,282,828
Total liabilities		171,010,512
Member's equity		39,178,624
Total liabilities and member's equity	$	210,189,136

The notes to statement of financial condition
are made a part hereof.

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2024

<u>ORGANIZATION AND NATURE OF BUSINESS:</u>

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and Municipal Securities Rulemaking Board ("MSRB") and is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange ("NYSE"). The Company operates primarily to engage in fixed income securities transactions for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

<u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:</u>

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business and applicable interest and dividends are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, SOFTWARE, EQUIPMENT AND DEPRECIATION - Furniture, fixtures, software and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 3 to 7 years.

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is a single member limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in these financial statements.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2024

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company uses FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2024, the amounts consist of:

Securities Owned

Description	Level 1	Level 2	Total
Corporate bonds	$28,809,670	$942,422	$29,752,092
Equity securities	718,996	5,740	724,736
Municipal bonds		85,115,636	85,115,636
U.S. Treasury	146,841		146,841
MBS/Government Agency	71,050,651		71,050,651
Mortgage-backed		1,150,394	1,150,394
Total Securities Owned	$100,726,158	$87,214,192	$187,940,350

Securities Sold Short

Description	Level 1
Corporate bonds	$ 6,956,893
Equity securities	63
U.S. Treasury	45,744,186
MBS/Government Agency	63,527,489
Total Securities Sold Short	$116,228,631

Level 2 values reference to quoted market prices and other observable inputs. Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2024 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2024. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2024

<u>LEASES AND OCCUPANCY:</u>

In 2021, the Company signed a lease with a commencement date of June 1, 2021 and an expiration date of May 31, 2032. Included in security deposits on the statement of financial condition is $459,491 for this lease. Rent expense on this office space in 2024 was $716,090. The minimum lease payments for the following five years and thereafter are:

Year ending December 31,		
2025...	$	760,907
2026...		697,498
2027...		475,120
2028...		814,492
2029...		814,492
Thereafter....................................		1,968,356
Total...	$	5,530,865

In 2020, the Company entered into a membership agreement for office space on a month-by-month basis. Included in security deposits on the statement of financial condition is $1,575 attributable to this lease. Rent expense on this office space for 2024 was $8,655.

The Company entered into a membership agreement for office space with a commencement date of March 1, 2023 on a month-by-month basis. Included in prepaid rent on the statement of financial condition is $1,950 attributable to this lease. Rent expense on this office space for 2024 was $23,400.

On February 1, 2024, the Company entered into a one year membership agreement for office space which expires January 31, 2025. Thereafter the lease is on a month-by-month basis. Included in security deposits on the statement of financial condition is $10,500 attributable to this lease. Rent expense on this office space for 2024 was $81,700. The minimum lease payment for 2025 is $7,000.

In 2024 the Company entered into a one year membership agreement for office space with a commencement date of October 1, 2024 which expires on September 30, 2025. Included in prepaid rent on the statement of financial condition is $2,800 attributable to this lease. Rent expense on this office space for 2024 was $8,988. The minimum lease payment for 2025 is $26,964.

Rent expense for all office leases and occupancy commitments for 2024 is $838,833.

In February 2016, FASB issued ASU 2016-02, Leases (FASB 842), which took effect for years beginning after December 31, 2018, FASB 842 requires the recognition of right of use assets and lease liabilities for those leases classified as operating leases. The Company has elected to treat leases 12 months or less as operating leases similar to FASB 840 accounting requirements.

On January 1, 2024, the Company right of use assets were $5,491,514 and operating lease liabilities were $5,756,191. During 2024 the Company has made $648,429 of operating lease liability payments. As of December 31, 2024, right of use assets totaled $4,887,901, which is included in Other Assets on the statement of Financial Condition and operating lease liabilities totaled $5,107,762 which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition. The right-of-use asset is allowable to the extent of the lease liability. The excess lease liability of $219,861 is included in aggregate indebtedness in the computation of net capital.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2024

CONCENTRATION OF CREDIT RISK:

At December 31, 2024, virtually all the securities reflected in the statement of financial condition are positions held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers. At December 31, 2024, due to broker and due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions. During the course of the year ended December 31, 2024, the bank balances on occasion were in excess of the FDIC insurance limit.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $25,806,200 which was $25,144,251 in excess of its required net capital of $661,949. The Company's net capital ratio was .38 to 1 at December 31, 2024.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2024, the Company did not accrue a profit sharing plan contribution.

FURNITURE, FIXTURES, SOFTWARE AND EQUIPMENT:

The Company's furniture, fixtures, software and equipment at December 31, 2024 consist of the following:

Equipment………………………….. $	1,513,019
Software……………………………..	53,100
Furniture and fixtures…………………	175,781
Artwork………………………………	4,764
Total…………………………………	1,746,664
Less accumulated depreciation………..	(1,388,254)
$	358,410

Depreciation expense amounted to $121,250 for the year ended December 31, 2024.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2024, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2025, which is the date on which the financial statements were available to be issued. Capital withdrawals subsequent to December 31, 2024 and to the date of this report were $3,300,000.